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                                                                    EXHIBIT 12.1

                        WISCONSIN ENERGY CORPORATION
                         STATEMENT OF COMPUTATION OF
                     RATIO OF EARNINGS TO FIXED CHARGES
                                 (Unaudited)

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

                                                         Twelve Months Ended
                             --------------------------------------------------------------------
                             12/31/96        12/31/97       12/31/98       12/31/99      12/31/00
                             --------        --------       --------       --------      --------
                                                        (Millions of Dollars)
Pre-Tax Income
  Net Income                 $218.1           $ 60.7        $188.1        $209.0         $154.2
  Income taxes                125.3             31.0          92.2         111.1          125.9
                             ------           ------        ------        ------         ------
Total Pre-Tax Income          343.4             91.7         280.3         320.1          280.1

Fixed Charges
  Interest Charges
    Interest on Long-Term
      Debt (a)                103.1            110.1         108.5         124.2          137.3
    Other Interest Expense      9.0              9.6          19.3          24.1          106.2
    Interest Factors of Rent
      Nuclear Fuel              2.3              0.9           3.1           3.5            3.9
      Long-Term Purchase
        Power Contract(b)         -              5.6          20.3          20.4           21.0
                             ------           ------        ------        ------         ------
Total Interest Charges        114.4            126.2         151.2         172.2          268.4
Preferred Stock Dividends
 Requirements of Wisconsin
 Electric Power Company
    Amount Not Tax Deductible   0.7              0.7           0.7           0.7            0.7
    Ratio of Pre-Tax Income
      to Net Income             1.6              1.5           1.5           1.5            1.8
                             ------           ------        ------        ------         ------
                                1.1              1.1           1.1           1.1            1.3
    Amount Tax Deductible       0.5              0.5           0.5           0.5            0.5
                             ------           ------        ------        ------         ------
Total Preferred Stock Dividend
  Requirements of Wisconsin
  Electric Power Company        1.6              1.6           1.6           1.6            1.8
Distributions on Preferred
  Securities of Subsidiary
  Trust                           -                -             -          10.5           13.7
                             ------           ------        ------        ------         ------
Total Fixed Charges
  As Defined                  116.0            127.8         152.8         184.3          283.9
                             ------           ------        ------        ------         ------
Earnings Before Income
  Taxes & Fixed Charges      $459.4           $219.5        $433.1        $504.4         $564.0
                             ======           ======        ======        ======         ======
Ratio of Earnings to Fixed
  Charges                       4.0x             1.7x          2.8x          2.7x           2.0x
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(a) Includes amortization of debt premium, discount and expense.

(b) Wisconsin Electric has entered into a long-term power purchase contract that is being accounted for as a capital lease.